UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

On June 30, 2026, ATA Creativity Global (the “Company”) completed its previously announced sale of Company’s direct and indirect subsidiaries (the “Disposition”), consisting of (i) ATA Testing Authority (Holdings) Limited (“ATA BVI”), together with all of its subsidiaries and variable interest entity, and (ii) a 69.0417% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. “Huanqiuyimeng”) together with all its subsidiaries, held by ACG International Group Limited (“ACGIGL”), a wholly owned subsidiary of the Company. The Disposition was made pursuant to a share purchase agreement dated May 6, 2026, (the “Disposition Agreement”) by and among the Company, ACGIGL (together with the Company, the “Sellers”), ATA BVI, and Huanqiuyimeng (together with ATA BVI, the “Targets”), and Robox Holding Limited, a British Virgin Islands company with limited liability (the “Buyer”), where the Sellers sold all of their equity interests in the Targets to the Buyer in exchange for nominal cash consideration of RMB1 (the “Consideration”).

The foregoing description of the Purchase Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Disposition Agreement, which was previously filed by the Company as Annex A to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on May 6, 2026 and is incorporated herein by reference.

The diagram below illustrates the corporate ownership structure of the Company immediately after the consummation of the Disposition:

The Company is filing this Current Report on Form 6-K to provide the unaudited pro forma financial statements of the Company for the year ended December 31, 2025, giving effect to the Disposition.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited pro forma financial statements for the year ended December 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: July 2, 2026

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